United States securities and exchange commission logo





                           October 20, 2021

       Mark Rothera
       Chief Executive Officer
       Silence Therapeutics plc
       72 Hammersmith Road
       London W14 8TH
       United Kingdom

                                                        Re: Silence
Therapeutics plc
                                                            Registration
Statement on Form F-3
                                                            Filed October 15,
2021
                                                            File No. 333-260265

       Dear Mr. Rothera:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Joshua Kaufman, Esq.